United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period ending 2 April 2021

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D Â
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes Â No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes Â No ☒

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LONDON, 11th May 2021
COCA-COLA EUROPACIFIC PARTNERS

Coca-Cola Europacific Partners plc (CCEP) today hosts a virtual investor event following implementation of the acquisition of Coca-Cola Amatil Ltd

Following the implementation of the Scheme of Arrangement to acquire Coca-Cola Amatil Ltd on 10 May 2021, CCEP is today hosting a virtual investor event for institutional investors and analysts. The meeting will be hosted by Sarah Willett, Vice President, Investor Relations & Corporate Strategy. Key speakers will include Chairman Sol Daurella, Chief Executive Officer Damian Gammell, Chief Financial Officer Nik Jhangiani, and General Manager for the newly named API (Australia, Pacific and Indonesia) business unit Peter West.

Sol Daurella, Chairman of CCEP, said:
“We are excited to welcome Coca-Cola Amatil’s great colleagues to Coca-Cola Europacific Partners and look forward to a more diversified future with sustainability at the heart of everything we do. We have a proven track record in successfully bringing together talent, culture and best practice to create value. I truly believe that we can go further together, delivering great service and great beverages in all of our now 29 markets.”

Damian Gammell, Chief Executive Officer of CCEP, added:
“This acquisition brings together two of the world’s best bottlers whilst strengthening our strategic relationship with The Coca-Cola Company and our other brand partners. It brings an exciting diversity to our business, including exposure to the world’s fourth most populous market, a wider portfolio including alcohol and hot coffee, and local in-market expertise. Together with our great business in Europe, we will unlock new, higher growth opportunities. In Australia, Pacific and Indonesia we will accelerate momentum by applying Europe’s proven business model, and we will strengthen our European operations by applying learnings from our new markets. This is the start of a journey which will create significant value to shareholders and strengthen our profile as an attractive and sustainable total return investment opportunity.”

Investor meeting highlights

•    Structurally higher growth platform
API’s faster growing markets create a larger and higher growth addressable market for the combined business
•Non-alcoholic ready to drink of c.€125 billion1 and set to grow by around 3% per annum2 (FY22-25)
•Hot Coffee of c.€75 billion3 and set to grow by around 4% per annum2 (FY22-25)
This is supported by attractive long-term macro fundamentals. Australia and New Zealand are expected to see GDP and population growth ahead of Western Europe over the medium-term. Indonesia, the world’s fourth most populous country, has a young population, and is undergoing rapid urbanisation with a growing, more affluent middle class. It is expected to grow GDP at over 5% over the medium-term4.

[1] Global Data FY2019; rounded. Markets inc. BE, FR, DE, NL, NO, PT, SP, SE, UK, AUS, IND, NZ
[2] CCEP internal estimates based on Global Data 2022-2025; rounded to nearest percent
[3] Global Data, Euromonitor, European Vending and OCS Association & internal estimates; FY2019; rounded; Markets inc. BE, FR, DE, NL, NO, PT, SP, SE, UK, AUS, IND, NZ
[4] 2025 real GDP year-on-year growth rate; source: IHS Markit

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•    Significant performance improvement opportunities supported by best practice sharing and a strengthened relationship with The Coca-Cola Company (TCCC)
There is significant potential to improve performance, led by a strong local management team and supported by a wealth of developed and emerging market experience across Europe’s senior management team.
•Australia - business returned to revenue growth in 2019 after 6 years of decline, providing a solid base from which to further benefit from the reorientation of its portfolio with TCCC, winning with customers by focusing on joint value creation, accelerating in e-commerce and building on capabilities like revenue growth management
•In Indonesia, where penetration of sparkling beverages is low but with proven demand, there exists significant headroom for growth
•And the Pacific business, led by New Zealand, is a great business from which to leverage learnings
•CCEP will go further together through building on the best of both businesses to drive growth and scale faster as one, from people to digital and of course sustainability – both businesses have a strong, shared focus in this area, each with leading credentials. Together they will align commitments to go further together and faster.
•From an efficiency perspective, the two businesses will continue on their individual journeys to become ever more efficient and will be even leaner as one. The ongoing and pre-announced efficiency programmes – Accelerate Competitiveness in Europe and Fighting Fit in Australia – remain on track. In addition, the transaction will create further opportunities in areas such as procurement, supply chain and group functions. CCEP estimates that around €60-80 million of efficiency savings will be delivered over the next three years, weighted to FY22 onwards.

•    Value creating for shareholders

The transaction will create attractive value for shareholders, with immediate EPS accretion and an expectation that ROIC1 will cover WACC2 in around 5 years. CCEP also intends to maintain its c.50% dividend payout ratio1 on a larger earnings base, thereby generating enhanced returns.

•    Focused on returning to target leverage within 3 years driven by stronger cash generation
CCEP entered into the transaction with both a strong balance sheet and an investment grade rating3, to which it remains fully committed. After acquisition related borrowings of €5.7 billion with balanced maturities and at a weighted effective average interest cost of c.40 basis points. Leverage1 at close was at around 5 times adjusted EBITDA1.
CCEP has a balanced mix of debt maturities at an average of 6.5 years, with no financial covenants and an average interest cost of 1.3%. Driven by the stronger cash generation from the combined business, CCEP is focused on returning to target leverage1 within 3 years, without affecting ongoing organic growth investments.

•    Transaction underpins medium-term objectives
The transaction underpins CCEP’s medium-term annual objectives, which are as follows:
•Low single digit revenue growth
•Mid-single digit operating profit growth
•Mid-single digit diluted EPS growth (excluding share buybacks)
•Return on invested capital improvement of c.40 basis points
•Free cash flow of at least €1.25 billion (after c.5% capital expenditure4 as a % of revenue, excluding payments of principal on lease obligations)
•Dividend payout ratio of c.50%
•Target leverage of 2.5 to 3.0 times net debt to adjusted EBITDA

Growth and improvement measures are each comparable and FX-neutral. Mid-term annual financial objectives should be read in conjunction with the note regarding the presentation of alternative performance measures.
[1] Refer to “Note Regarding the Presentation of Alternative Performance Measures” for further details.
[2] WACC = Weighted average cost of capital
[3] Moody’s Baa1, stable outlook; Fitch BBB+, stable outlook
[4] c6% capital expenditure as a % of revenue, including payments of principal on lease obligations

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Pro Forma Financial Information
Provided in the appendix to this release on a full year basis for FY20 and FY19, including quarterly revenues and volumes and updated (compared to the pro forma condensed combined financial information prepared in connection with proposed financings of the Coca-Cola Amatil Limited acquisition by CCEP and furnished on Form 6-K on 20 April 2021) to include the actual cost of financing. The pro formas are also available in excel format on CCEP’s website, www.cocacolaep.com, in the Investors section.

Webcast
CCEP will webcast the main presentation live through its website today beginning at 13:00 BST, 14:00 CEST and 8:00 a.m. EDT. A presentation will be followed by a Q&A session and is expected to last approximately two hours. A replay and transcript will be made available post the event on the website as soon as possible.

Contacts
Clare Wardle, General Counsel and Company Secretary: secretariat@ccep.com
Investor Relations: Sarah Willett: sarah.willett@ccep.com +44 7970 145 218
Media: Shanna Wendt: swendt@ccep.com +44 7976 595 168;
Peter Brookes: pbrookes@citadelmagnus.com +61 407 911 389; Brett Clegg: bclegg@citadelmagnus.com +61 487 436 985

About CCEP
Coca-Cola Europacific Partners is one of the leading consumer goods companies in the world. We make, move and sell some the world’s most loved brands – serving 600 million consumers and helping 1.75 million customers across 29 countries grow.
We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.
The Company is listed on Euronext Amsterdam, the New York Stock Exchange, London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP.
For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on Twitter at @CCEP.

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Forward-Looking Statements
This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, strategy and objectives of Coca-Cola Europacific Partners plc and its subsidiaries, including Coca-Cola Amatil Limited and its subsidiaries (together "CCL", and CCL with Coca-Cola Europacific Partners plc and its subsidiaries together “CCEP” or the “Group”). Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict,” “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s historical experience and present expectations or projections, including with respect to the acquisition of CCL (the “Acquisition”). As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to:

1. those set forth in the “Risk Factors” section of CCEP’s 2020 Annual Report on Form 20-F filed with the SEC on 12 March 2021, including the statements under the following headings: Business continuity and resilience (such as the adverse impact that the COVID-19 pandemic and related government restrictions and social distancing measures implemented in many of our markets, and any associated economic downturn, may have on our financial results, operations, workforce and demand for our products); Packaging (such as refillables and recycled plastics); Cyber and social engineering attacks and IT infrastructure; Economic and political conditions (such as the UK’s exit from the EU, the EU-UK Trade and Cooperation Agreement, and uncertainty about the future relationship between the UK and EU); Market (such as disruption due to customer negotiations, customer consolidation and route to market); Legal, regulatory and tax (such as the development of regulations regarding packaging, taxes and deposit return schemes); Climate change and water (such as net zero emission legislation and regulation, and resource scarcity); Perceived health impact of our beverages and ingredients, and changing consumer buying trends (such as sugar alternatives and other ingredients); Competitiveness, business transformation and integration; People and wellbeing; Relationship with TCCC and other franchisors; Product quality; and Other risks;
2. those set forth in the "Business and Sustainability Risks" section of CCL's 2020 Financial and Statutory Reports including the statements under the following headings: COVID-19 related risks; The Coca-Cola Company (TCCC) and other brand partners relationship risk; Economic and political risks; Cyber risk; Foreign exchange risk; Key personnel risk; Beverage industry risk; Regulatory risk; Corporate social responsibility risk; Climate change risk; Supply chain risk; Litigation and legal disputes risk; Malicious product tampering risk; Workplace Health & Safety (WHS) risk; Business interruption risk; Product quality risk; Fraud risk; and
3. risks and uncertainties relating to the Acquisition, including the risk that the businesses will not be integrated successfully or such integration may be more difficult, time consuming or costly than expected, which could result in additional demands on CCEP’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns; the possibility that certain assumptions with respect to CCL or the Acquisition could prove to be inaccurate; burdensome conditions imposed in connection with any regulatory approvals; ability to raise financing; the potential that the Acquisition may involve unexpected liabilities for which there is no indemnity; the potential failure to retain key employees as a result of the Acquisition or during integration of the businesses and disruptions resulting from the Acquisition, making it more difficult to maintain business relationships; the potential for (i) negative reaction from financial markets, customers, regulators, employees and other stakeholders, (ii) litigation related to the Acquisition.
The full extent to which the COVID-19 pandemic will negatively affect CCEP and the results of its operations, financial condition and cash flows will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic.
Due to these risks, CCEP’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements (including those issued by CCL prior to the Acquisition). These risks may also adversely affect CCEP’s share price. Additional risks that may impact CCEP’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. Furthermore, CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s or CCL’s public statements (whether prior or subsequent to the Acquisition) may prove to be incorrect.

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Note regarding the presentation of Alternative Performance Measures
We use certain alternative performance measures (non-GAAP performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable GAAP measure.
For purposes of this document, the following terms are defined:

‘‘As reported’’ are results extracted from our consolidated financial statements.
‘‘Comparable’’ is defined as results excluding items impacting comparability, such as restructuring charges, out of period mark-to-market impact of hedges and net tax items relating to rate and law changes. Comparable volume is also adjusted for selling days.
‘‘Fx-neutral’’ is defined as comparable results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.
‘‘Capex’’ or “Capital expenditures’’ is defined as purchases of property, plant and equipment and capitalised software, plus payments of principal on lease obligations, less proceeds from disposals of property, plant and equipment. Capex is used as a measure to ensure that cash spending on capital investment is in line with the Group’s overall strategy for the use of cash.
‘‘Free cash flow’’ is defined as net cash flows from operating activities less capital expenditures (as defined above) and interest paid. Free cash flow is used as a measure of the Group’s cash generation from operating activities, taking into account investments in property, plant and equipment and non-discretionary lease and interest payments. Free cash flow is not intended to represent residual cash flow available for discretionary expenditures.
‘‘Adjusted EBITDA’’ is calculated as Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA), after adding back items impacting the comparability of year over year financial performance. Adjusted EBITDA does not reflect cash expenditures, or future requirements for capital expenditures or contractual commitments. Further, adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs, and although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised are likely to be replaced in the future and adjusted EBITDA does not reflect cash requirements for such replacements.
‘‘Net Debt’’ is defined as the net of cash and cash equivalents less currency adjusted borrowing. We believe that reporting net debt is useful as it reflects a metric used by the Group to assess cash management and leverage. In addition, the ratio of net debt to adjusted EBITDA is used by investors, analysts and credit rating agencies to analyse our operating performance in the context of targeted financial leverage.
‘‘ROIC’’ is defined as comparable operating profit after tax divided by the average of opening and closing invested capital for the year. Invested capital is calculated as the addition of borrowings and equity less cash and cash equivalents. ROIC is used as a measure of capital efficiency and reflects how well the Group generates comparable operating profit relative to the capital invested in the business.
‘‘Dividend Payout Ratio’’ is defined as dividends as a proportion of comparable profit after tax.

Additionally, within this document, we provide certain forward-looking non-GAAP financial Information, which management uses for planning and measuring performance. We are not able to reconcile forward-looking non-GAAP measures to reported measures without unreasonable efforts because it is not possible to predict with a reasonable degree of certainty the actual impact or exact timing of items that may impact comparability throughout year.

Unless otherwise stated, percent amounts are rounded to the nearest 0.5%.

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Pro Forma Financial Information
The following Pro Forma Financial Information is presented for illustrative purposes only and does not necessarily reflect the results of operations or the financial position that actually would have resulted had the Acquisition occurred at the dates indicated, or project the results of operations or financial position for any future dates or periods. The Pro Forma Financial Information has not been prepared in accordance with the requirements of Regulation S-X of the US Securities Act of 1933, the Prospectus Regulation, or any generally accepted accounting standards.

Pro forma and Comparable Financials
	FY20	FY19
Revenue [1]	13,535	15,235
Operating Profit [1]	1,492	2,038
Adjusted EBITDA [2]	2,340	2,888
Diluted EPS [1]	2.17	2.99
Net Debt to adjusted EBITDA [3]	5.3	—

Historical Financial Notes
Financial basis	Assumes acquisition as at beginning of respective financial year.
Depreciation & Amortisation	Preliminary valuation of inventory, PPE and intangibles - to be revised. Impacts COGS and Operating Expenses.
Transaction costs	Removed as an adjusting item for comparable financial information.
Weighted average cost of debt	c.0.40% relating to acquisition related financing.
Income tax rate	Derived from historical actuals. Proforma adjustments tax effected based on blended 2020 actual rates.
______________________
[1] Refer to "Pro Forma Financial Information - Combined Pro Forma and Comparable Income Statement" section for a reconciliation to previously reported financial information.
[2] Refer to "Pro Forma Financial Information - Pro Forma Adjusted EBITDA " sections for a reconciliation to previously reported financial information.
[3] Net debt calculated in accordance with definition provided in "Note Regarding the Presentation of Alternative Performance Measures".

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Pro Forma Financial Information - Combined Pro Forma and Comparable Income Statement
The following provides a reconciliation of CCEP Pro forma Combined to CCEP Combined Pro forma and Comparable for the periods presented. For 2020, CCEP Pro forma Combined has been extracted from the Unaudited pro forma condensed combined financial information, prepared in connection with proposed financings of the Coca-Cola Amatil Limited acquisition by CCEP and furnished on Form 6-K on 20 April 2021, and adjusted for a reduction in total finance costs, net of €11m, to reflect actual weighted average interest rate for acquisition financing of c.0.40%. For 2019, a separate reconciliation between historically reported consolidated income statements for CCEP and CCL and CCEP Pro forma Combined has been provided herein.

Full-year 2020 Unaudited, in millions of € except per share data which is calculated prior to rounding		Items Impacting Comparability
	CCEP Pro forma Combined [1a]	Mark-to-market effects[2]	Restructuring Charges[3]	Impairment [4]	Total Acquisition Related Costs [5]	Inventory step up costs [6]	Net tax[8]	Other [9]	Total items impacting comparability	CCEP Combined Pro forma and Comparable
Revenue	13,535	—	—	—	—	—	—	—	—	13,535
Cost of sales	8,646	—	(70)	—	—	(29)	—	—	(99)	8,547
Gross profit	4,889	—	70	—	—	29	—	—	99	4,988
Operating expenses	4,059	(2)	(325)	(116)	(107)	—	—	(13)	(563)	3,496
Operating profit	830	2	395	116	107	29	—	13	662	1,492
Total finance costs, net	175	—	—	—	(7)	—	—	—	(7)	168
Non-operating items	9	—	—	—	—	—	—	(4)	(4)	5
Profit before taxes	646	2	395	116	114	29	—	17	673	1,319
Taxes	189	—	111	29	33	8	(45)	4	140	329
Profit after taxes	457	2	284	87	81	21	45	13	533	990

Attributable to:
Shareholders	479								507	986
Non-controlling interests	(22)								26	4
Profit after taxes	457								533	990

Diluted earnings per share (€)	1.00									2.17

Diluted weighted average shares outstanding										456

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Full-year 2019 Unaudited, in millions of € except per share data which is calculated prior to rounding			Items Impacting Comparability
	CCEP Pro forma Combined [1b]		Mark-to-market effects[2]	Restructuring Charges[3]	Total Acquisition Related Costs [5]	Inventory step up costs [6]	Disconti-nued operations [7]	Net tax[8]	Other [9]	Total items impacting comparability		CCEP Combined Pro forma and Comparable
Continuing operations
Revenue	15,235		—	—	—	—	—	—	—	—		15,235
Cost of sales	9,312		(1)	—	—	(30)	—	—	—	(31)		9,281
Gross profit	5,923		1	—	—	30	—	—	—	31		5,954
Operating expenses	4,157		3	(147)	(92)	—	—	—	(5)	(241)		3,916
Operating profit	1,766		(2)	147	92	30	—	—	5	272		2,038
Total finance costs, net	164		—	—	(4)	—	—	—		(4)		160
Non-operating items	(1)		—	—	—	—	—	—	(4)	(4)		(5)
Profit before taxes	1,603		(2)	147	96	30	—	—	9	280		1,883
Taxes	405		(1)	42	28	8	—	(2)	3	78		483
Profit after taxes from continuing operations	1,198		(1)	105	68	22	—	2	6	202		1,400

Discontinued operations
Profit from discontinued operations, net of tax	4		—	—	—	—	(4)	—	—	(4)		—
Profit after taxes	1,202	—	(1)	105	68	22	(4)	2	6	198	—	1,400

Attributable to:
Shareholders	1,193									198		1,391
Non-controlling interests	9									—		9
Profit after taxes	1,202									198		1,400

Diluted earnings per share (€)	2.56											2.99

Diluted weighted average shares outstanding												469
______________________
[1a] Extracted from the Unaudited pro forma condensed combined financial information for the year ended 31 December 2020, prepared in connection with proposed financings of the Coca-Cola Amatil Limited acquisition by CCEP and furnished on Form 6-K on 20 April 2021, and adjusted for a reduction in total finance costs, net of €11m, to reflect actual weighted average interest rate for acquisition financing of c.0.40%.
[1b] For 2019, refer to the reconciliation between historically reported consolidated income statements for CCEP and CCL and CCEP Pro forma Combined on page 9.
[2] Amounts represent the net out of period mark-to-market impact of non-designated commodity hedges.
[3] Amounts represent restructuring charges related to business transformation activities.
[4] Amounts represent the charges recognised by CCL relating to the impairment of Indonesia and Fiji during H1 2020.
[5] Amounts represent costs associated with the acquisition of CCL.
[6] Amounts represent the impact of the preliminary acquisition accounting step-up in the fair value of finished goods.
[7] Amounts represent the results of CCL discontinued operations relating to sale of SPC in 2019.
[8] Amounts include the deferred tax impact related to income tax rate and law changes.
[9] Amounts represent charges, other than restructuring, classified as non-trading items by CCL which are not expected to recur.

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The unaudited pro forma income statement and related notes for 2019 (the ‘‘2019 Pro Forma Financial Information’’) is based on the historical consolidated income statement of CCEP and CCL and has been prepared to reflect the acquisition of CCL as if it had occurred on 1 January 2019. The 2019 Pro Forma Financial Information should be read in conjunction with, and reflects the same transaction accounting adjustments presented within, CCEP's 6-K dated 20 April 2021 which includes the Unaudited pro forma condensed combined financial information for the year ended 31 December 2020, except that the translation rate used to convert Australian Dollars to Euros is a 2019 average rate and is included within the notes herein. The 2019 Pro Forma Financial Information has not been prepared in accordance with the requirements of Regulation S-X of the US Securities Act of 1933, the Prospectus Regulation, or any generally accepted accounting standards.

The 2019 Pro Forma Financial Information is derived from and should be read in conjunction with the 2019 financial statements of CCEP and CCL for the year end 31 December 2019. The historical financial statements and related notes thereto of CCEP are filed with the US Securities and Exchange Commission as part of CCEP’s Annual Report on Form 20-F for the year ended 31 December 2019. The historical financial statements and related notes thereto of CCL can be found on CCL’s website at https://www.ccamatil.com/au/Investors/Financial-reporting.

Full-year 2019 Unaudited, in millions of € except per share data which is calculated prior to rounding				Transaction accounting adjustments
	CCEP As Reported	Adjusted CCL [1]		Fixed asset depreciation adjustment [2]	Intangible asset amortisation adjustment [2]	Inventory step up costs [2]	Acquisition Related Costs [3]	Financing Adjustments [4]	Total acquisition adjustments		CCEP Pro forma Combined
Continuing operations
Revenue	12,017	3,218		—	—	—	—	—	—		15,235
Cost of sales	7,424	1,849		9	—	30	—	—	39		9,312
Gross profit	4,593	1,369		(9)	—	(30)	—	—	(39)		5,923
Operating expenses	3,045	996		2	22	—	92	—	116		4,157
Operating profit	1,548	373		(11)	(22)	(30)	(92)	—	(155)		1,766
Total finance costs, net	96	41		—	—	—	4	23	27		164
Non-operating items	(2)	1		—	—	—	—	—	—		(1)
Profit before taxes	1,454	331		(11)	(22)	(30)	(96)	(23)	(182)		1,603
Taxes	364	93		(3)	(6)	(8)	(28)	(7)	(52)		405
Profit after taxes from continuing operations	1,090	238		(8)	(16)	(22)	(68)	(16)	(130)		1,198

Discontinued operations
Profit from discontinued operations, net of tax	—	4							—		4
Profit after taxes	1,090	242	—	(8)	(16)	(22)	(68)	(16)	(130)	—	1,202

Attributable to:
Shareholders	1,090	233							(130)		1,193
Non-controlling interests	—	9							—		9
Profit after taxes	1,090	242							(130)		1,202

Diluted earnings per share (€)	2.32										2.56

Diluted weighted average shares outstanding											469
_____________________
[1] Includes preliminary adjustments to present on a basis consistent with CCEP accounting policies. Translated from Australian Dollars to Euros using an average annual exchange rate of 0.6216.
[2] Amounts represent 2020 transaction accounting adjustments, translated from Australian Dollars to Euros using an average annual exchange rate of 0.6216. Refer to the Unaudited pro forma condensed combined financial information for the year ended 31 December 2020, prepared in connection with proposed financings of the Coca-Cola Amatil Limited acquisition by CCEP and furnished on Form 6-K on 20 April 2021, for more details.
[3] Amounts represent non-recurring costs associated with the acquisition of CCL.
[4] Amounts represent total finance costs, reflecting a weighted average interest rate for acquisition financing of c.0.40%.

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Pro Forma Financial Information - Pro Forma Revenue & Volume

Pro forma 2020 Revenue by Geography in millions of €	Q1	Q2	Q3	Q4	H1	H2	FY
Iberia[1]	529	388	739	517	917	1,256	2,173
Germany	517	497	670	586	1,014	1,256	2,270
Great Britain	495	531	612	565	1,026	1,177	2,203
France[2]	413	395	500	401	808	901	1,709
Total Northern Europe	524	548	658	521	1,072	1,179	2,251
Belgium/Luxembourg	—	—	—	—	426	466	892
Netherlands	—	—	—	—	250	279	529
Norway	—	—	—	—	199	224	423
Sweden	—	—	—	—	162	175	337
Iceland	—	—	—	—	35	35	70
Total Europe	2,478	2,359	3,179	2,590	4,837	5,769	10,606
Australia	453	350	442	585	803	1,027	1,830
Pacific[3]	123	94	113	163	217	276	493
Indonesia & Papua New Guinea	162	153	128	163	315	291	606
Total API[4]	738	597	683	911	1,335	1,594	2,929
Pro forma total Coca-Cola Europacific Partners	3,216	2,956	3,862	3,501	6,172	7,363	13,535

Revenue per unit case[5]
Europe	4.77	4.59	4.80	4.59	4.68	4.70	4.69
API[6]	4.81	4.70	4.98	5.02	4.76	5.00	4.89
Pro forma total Coca-Cola Europacific Partners	4.78	4.61	4.83	4.70	4.69	4.77	4.73

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Pro forma 2019 Revenue by Geography in millions of €	Q1	Q2	Q3	Q4	H1	H2	FY

Iberia[1]	537	745	878	624	1,282	1,502	2,784
Germany	528	643	650	611	1,171	1,261	2,432
Great Britain	530	621	626	635	1,151	1,261	2,412
France[2]	442	525	471	459	967	930	1,897
Total Northern Europe	547	683	657	604	1,231	1,261	2,492
Belgium/Luxembourg	—	—	—	—	493	509	1,002
Netherlands	—	—	—	—	295	307	602
Norway	—	—	—	—	218	219	437
Sweden	—	—	—	—	184	182	366
Iceland	—	—	—	—	41	44	85
Total Europe	2,584	3,217	3,282	2,933	5,802	6,215	12,017
Australia	472	450	455	580	922	1,035	1,957
Pacific[3]	123	114	112	155	237	267	504
Indonesia & Papua New Guinea	155	224	162	216	379	378	757
Total API[4]	750	788	729	951	1,538	1,680	3,218
Pro forma total Coca-Cola Europacific Partners	3,334	4,005	4,011	3,884	7,340	7,895	15,235

Revenue per unit case[5]
Europe	4.71	4.84	4.75	4.76	4.78	4.75	4.77
API[6]	4.82	4.59	4.87	4.82	4.70	4.84	4.77
Pro forma total Coca-Cola Europacific Partners	4.73	4.79	4.77	4.77	4.76	4.77	4.77
___________________________
[1] Iberia refers to Spain, Portugal & Andorra.
[2] France refers to continental France & Monaco.
[3] Pacific refers to New Zealand & the Pacific Islands.
[4] Acquisition of Coca-Cola Amatil (CCL) completed on 10.May.21. API full year revenue measures for 2020 and 2019 provided by CCL management. Revenue includes preliminary adjustments to present on a basis consistent with CCEP accounting policies. Pro forma as if the acquisition of API occurred on 01.Jan.20 or 01.Jan.19 for illustrative purposes only. It is not intended to estimate or predict future financial performance or what actual results would have been.
[5] To facilitate comparability revenue per unit case has been calculated on an fx-neutral basis for 2020 and on a reported basis for 2019; Refer to “Note Regarding the Presentation of Alternative Performance Measures” for further details.
[6] Includes alcohol & coffee.
Note: Includes additional disclosure for API revenue by geography. This will be provided on a half-year and full-year basis going forward.

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Pro Forma 2020 Volumes by Reporting Segment[1] In millions of Unit cases	Q1	Q2	Q3	Q4	H1	H2	FY

Total Europe	521	519	665	572	1,040	1,237	2,277
Total API[2]	156	133	142	187	289	329	618
Pro forma total Coca-Cola Europacific Partners	677	652	807	759	1,329	1,566	2,895

Pro Forma 2019 Volumes by Reporting Segment[1] In millions of Unit cases	Q1	Q2	Q3	Q4	H1	H2	FY

Total Europe	549	665	691	616	1,214	1,307	2,521
Total API[2]	155	172	150	197	327	347	674
Pro forma total Coca-Cola Europacific Partners	704	837	841	813	1,541	1,654	3,195
______________________
[1] Reported volumes.
[2] Includes alcohol & coffee.

Pro Forma Financial Information - Pro Forma by Segment

Pro Forma 2020 by Segment	Europe	API	Total
Pro forma Combined Revenue	10,606	2,929	13,535
Pro forma Combined Operating Profit (comparable)	1,194	298	1,492
Items impacting comparability[1]	—	—	662
Pro forma Combined Operating Profit	—	—	830

Pro forma operating profit margin (comparable)	11.3%	10.2%	11.0%

Pro Forma 2019 by Segment	Europe	API	Total
Pro forma Combined Revenue	12,017	3,218	15,235
Pro forma Combined Operating Profit (comparable)	1,676	362	2,038
Items impacting comparability[1]	—	—	272
Pro forma Combined Operating Profit	—	—	1,766

Pro forma operating profit margin (comparable)	13.9%	11.2%	13.4%
___________________________
[1] Refer to reconciliation on page 7 for 2020 and page 8 for 2019.

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Pro Forma Financial Information - Pro Forma Adjusted EBITDA

Pro Forma 2020 Adjusted EBITDA In millions of €	Year Ended
31 December 2020
Reported profit after tax	457
Taxes	189
Finance costs, net	175
Non-operating items	9
Reported operating profit	830
Depreciation and amortisation[1]	969
Reported EBITDA	1,799

Items impacting comparability
Mark-to-market effects[2]	2
Restructuring Charges [3]	274
Impairment [4]	116
Total Acquisition Related Costs [5]	107
Inventory step up costs [6]	29
Other [7]	13
Pro Forma Adjusted EBITDA	2,340

Pro Forma 2019 Adjusted EBITDA In millions of €	Year Ended
31 December 2019
Reported profit after tax	1,198
Taxes	405
Finance costs, net	164
Non-operating items	(1)
Reported operating profit	1,766
Depreciation and amortisation[1]	888
Reported EBITDA	2,654

Items impacting comparability
Mark-to-market effects[2]	(2)
Restructuring Charges [3]	109
Total Acquisition Related Costs [5]	92
Inventory step up costs [6]	30
Other [7]	5
Pro Forma Adjusted EBITDA	2,888
______________________
[1] Includes the depreciation and amortisation impact of the preliminary acquisition accounting step-up in the fair value of PPE and intangibles.
[2] Amounts represent the net out of period mark-to-market impact of non-designated commodity hedges.
[3] Amounts represent restructuring charges related to business transformation activities, excluding accelerated depreciation included in the depreciation and amortisation line.
[4] Amounts represent the charges recognised by CCL relating to the impairment of Indonesia and Fiji during H1 2020.
[5] Amounts represent costs associated with the acquisition of CCL.
[6] Amounts represent the impact of the preliminary acquisition accounting step-up in the fair value of finished goods.
[7] Amounts represent charges, other than restructuring, classified as non-trading items by CCL which are not expected to recur.
Note: calculations reflect CCEP’s best estimates based upon the information currently available to CCEP and could be subject to change once more detailed information is obtained.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: May 11, 2021	By:	/s/ Manik Jhangiani
	Name:	Manik Jhangiani
	Title:	Chief Financial Officer